EXHIBIT 12
JOHNSON CONTROLS, INC.
COMPUTATION OF RATIO OF EARNINGS TO
FIXED CHARGES
(Dollars in millions)

For the Year Ended
September 30, 2005
Income from continuing operations	$757.2
Provision for income taxes	205.1
Minority interests in net earnings of subsidiaries	41.1
Income from equity affiliates	(71.8)
Distributed income of equity affiliates	25.3
Amortization of previously capitalized interest	7.5
Fixed charges less capitalized interest	203.0

Earnings	1,167.4

Fixed charges:
Interest incurred and amortization of debt expense	133.5
Estimated portion of rent expense	80.7

Fixed charges	214.2
Less: Interest capitalized during the period	(11.2)

Fixed charges less capitalized interest	203.0

Ratio of earnings to fixed charges	5.5

For the purpose of computing this ratio, “earnings” consist of income from continuing operations before income taxes, minority interest in earnings or losses of consolidated subsidiaries and income from equity affiliates plus (a) amortization of previously capitalized interest, (b) distributed income from equity affiliates and (c) fixed charges, minus interest capitalized during the period. “Fixed charges” consist of (a) interest incurred and amortization of debt expense plus (b) the portion of rent expense representative of the interest factor.